CONFIDENTIAL TREATMENT REQUESTED BY TEMPUR SEALY INTERNATIONAL, INC.

[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

January 16, 2014

Via EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tempur Sealy International, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 1, 2013
Form 10-Q for the Period Ended September 30, 2013
Filed November 8, 2013
Response dated December 20, 2013
File No. 1-31922

Dear Mr. Cash:

This letter sets forth the response of Tempur Sealy International, Inc. (the “Company” or “Tempur Sealy”) to the comment letter, dated January 2, 2014, of the staff of the Division of Corporation Finance (the “Staff”) to the Company’s response letter filed December 20, 2013 (“Response Letter No. 1”) to the Staff relating to the Company’s Form 10-K for the year ended December 31, 2012, filed February 1, 2013 and Form 10-Q for the period ended September 30, 2013, filed November 8, 2013. In order to ease your review, we have repeated the Staff’s comment in its entirety.

Form 10-Q for the Period Ended September 30, 2013

Condensed Consolidated Financial Statements

(13) Income Taxes, page 27

1. We note your response to comment 1 from our letter dated December 11, 2013. Please quantify for us the amount of your uncertain tax liability associated with the Danish Tax matter as of September 30, 2013 and supplementally describe the material assumptions used in developing this estimate. Please also consider revising your future filings here and in MD&A as appropriate to provide this information. In light of the potential significance of this matter to your liquidity and your financial statements, we believe that disclosing this information in future filings will enhance transparency to investors.

CONFIDENTIAL TREATMENT REQUESTED BY TEMPUR SEALY INTERNATIONAL, INC.

[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

Response:

Uncertain Tax Liability

At September 30, 2013, the amount of the Company’s uncertain tax liability related to the Danish tax matter referred to above (the “Danish Tax Matter”) totaled $[***] million, which includes accrued interest and penalties of $[***] million.

Background and Assumptions Underlying Estimate

The material assumptions used in the development of the estimate of the uncertain tax liability for the Danish Tax Matter are dependent upon the principal issue underlying the dispute between the Company and SKAT, the Danish taxing authority. The issue underlying the Danish Tax Matter is transfer pricing, or the allocation of profits, between companies within the consolidated Tempur Sealy group. Specifically, the issue relates to a dispute over the amount of royalties paid by one of Tempur Sealy’s U.S. subsidiaries to the Company’s Danish subsidiary, Dan-Foam ApS (“Dan-Foam”).

Dan-Foam is a wholly-owned Danish manufacturing and distribution subsidiary that also maintains legal ownership of certain of the Company’s proprietary technology and intellectual property, principally the technology and intellectual property underlying the original formulation of the Company’s proprietary pressure-relieving TEMPUR® material. As a result of this ownership, the Company’s U.S. based manufacturing and sales subsidiaries pay a royalty to Dan-Foam for the right to utilize the technology and intellectual property in the production of products in the Company’s two U.S. based manufacturing facilities. Although the amount varies in certain years (the dispute involves years 2001 through 2007), the historical royalty rate for the use of the manufacturing technology was generally [***]% of revenues while the rate for the use of trademarks and tradenames was generally [***]%. SKAT is basing its additional income tax assessments on a combined royalty rate of approximately 20%. The difference between the royalty rates utilized by the Company and that by SKAT is attributed to the Company’s position that the U.S. business maintains beneficial ownership of the technology and intellectual property. Under the prescribed concept of beneficial ownership by the Organization for Economic Cooperation and Development, the Company’s position is that the U.S. business maintains beneficial ownership of the technology and intellectual property legally owned by Dan-Foam given the substantial amounts of investments made by the U.S. business in research and development activities and marketing and brand-building activities that have occurred over time. This position is further articulated below and supported by third party legal and tax opinions.

The Company believes SKAT’s tax technical positions and estimates underlying its additional tax assessments, which disregard the Company’s position relating to beneficial ownership, to be without merit. In this regard, the Company notes that the “as filed” tax position in the Company’s Danish tax returns were deemed appropriate by the U.S. Competent Authority during the Bilateral Advance Pricing Agreement (“APA”) process. The U.S. Competent Authority Office assists taxpayers with respect to matters covered in mutual agreement procedure provisions of tax treaties between the U.S. and foreign governments.

CONFIDENTIAL TREATMENT REQUESTED BY TEMPUR SEALY INTERNATIONAL, INC.

[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

A bilateral APA involves an agreement between the U.S. Internal Revenue Service (IRS) and the taxpayer, as well as a negotiated agreement with one or more foreign competent authorities under the applicable income tax treaties. While agreement between the Company and the IRS under the APA was reached (which was consistent with the Company’s historical tax filing position), an agreement between the IRS and SKAT was not reached, resulting in the termination of the bilateral APA process in February 2013 (as more fully discussed with the Staff in Response Letter No. 1).

The evaluation of possible outcomes under the cumulative probability model within ASC 740 involved a complicated analysis of (i) the relevant tax laws (U.S. tax laws, Danish tax laws, and the impact to both based on the tax treaties between the U.S. and Denmark); and (ii) an economic analysis of the value of the technology and intellectual property as it relates to the production of the Company’s current product offerings.

The Company’s development of its cumulative probability considers contemporaneous external legal and tax opinions regarding the relevant laws and regulations, which incorporated economic and transfer pricing analyses prepared by third parties.

In evaluating the measurement criteria under ASC 740-10-30-7, the Company considered several potential measurement outcomes. Based on the cumulative probability approach, the benefit recognized by the Company is based on the outcome that represents the largest amount with a cumulative probability of occurrence in excess of 50%. A summary of the material assumptions underlying this outcome follows:

i.	A royalty rate that is significantly lower than that assessed by SKAT (a flat 20% rate) that declines over time as the appropriate compensation for Dan Foam’s contributions of intangibles used by the U.S. business in the production of product in the U.S. based manufacturing facilities.

The Company’s view is that the most significant contributions to the growth, success, and profitability of the Company’s products in the U.S. market derive from the leadership, efforts and investments made by the U.S. business in the development of a high-value brand in the North American market that permits the Company’s TEMPUR® products to command premium prices in a marketplace that is otherwise characterized by strong price competition. The investments by the U.S. business have focused on the business model for penetrating the North American market and, most importantly, the design and manufacturing of products that would sell in the U.S. market, which include a significant amount of new products with new foam formulations.

While the Company acknowledges that the technology and intellectual property underlying the original product formulation and manufacturing process owned by Dan-Foam has value to current U.S. production, it believes the unique value of the technology has diminished over time as comparable competing products have entered the market (as further supported by the new formulations developed and owned by U.S. subsidiaries, including Tempur-ESTM and Tempur-HDTM, as well as the increase of high quality viscoelastic foam bedding products offered by competitors).

CONFIDENTIAL TREATMENT REQUESTED BY TEMPUR SEALY INTERNATIONAL, INC.

[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

It is for this reason that the Company believes a declining royalty is appropriate compensation for Dan-Foam’s contributions of intangibles used in the U.S. business as opposed to the flat 20% royalty rate proposed by SKAT.

The Company’s computation of its uncertain tax position utilizes a sliding scale of declining royalty rates over the years included in the tax assessment, as illustrated below:

2005	[***]%
2006	[***]%
2007	[***]%
2008	[***]%
2009	[***]%
2010-2013	[***]%

The rates above were utilized in the computation of the Company’s uncertain tax liability and are based on legal and economic analysis, including contemporaneous transfer pricing studies, prepared by third parties. The Company’s transfer pricing studies include corroborative evidence of appropriate royalty rates by reference to market based transactions. The [***]% rate has remained steady since 2010 as this represents a “base” rate for use of the original formulation. Through the period under assessment, the Company was transitioning the majority of its research and development activities to the U.S., which began in 2004, as well as its marketing activities, which began in 2000. By 2010, this transition was largely complete, with the U.S. business now owning virtually all of the beneficial ownership of the original formulation as well as both legal and beneficial ownership of newly developed intellectual property created through the research and development labs located in Virginia and the substantial marketing efforts originating in the U.S.

ii.	External sales as a measurement basis for the royalty amount.

The Company’s proposed royalty rates are applied to external sales in computing the royalty amount in the Company’s underlying computation of the uncertain tax liability associated with the Danish Tax Matter. The use of external sales as the basis was deemed appropriate by the U.S. Competent Authority in the APA process and would generally be the most applicable measure in a market-based transaction.

iii.	Correlative relief.

As noted in Response Letter No. 1, the Company’s estimate of the uncertain tax liability included an assumption for correlative relief for periods prior to February 2013. Consistent with the requirements of ASC 740-10-25-15, the impact of the decision to terminate the Bilateral APA and the resulting impact of losing correlative relief was recognized in earnings in the 2013 first quarter, the period the change occurred.

CONFIDENTIAL TREATMENT REQUESTED BY TEMPUR SEALY INTERNATIONAL, INC.

[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

Disclosure Considerations

The Company has historically included robust disclosure around the Danish Tax Matter in its footnotes to its consolidated financial statements, including a summary of the underlying issue, status of the Company’s protest to SKAT’s assessment, timely updates on the various stages of the APA process, and the associated risks to the Company’s earnings and liquidity. Similar disclosures have historically been included in the Company’s MD&A as well (an example of such disclosure can be found in the third paragraph under the heading “Future Liquidity Sources and Requirements” within the MD&A discussion included in the Company’s Quarterly Report on Form 10-Q for the interim period ended September 30, 2013).

The Company determined early in its ongoing dispute with SKAT that disclosure of the total assessments being claimed by SKAT was also appropriate. The Company believes such disclosure more fully informs the users of the Company’s financial statements about the magnitude of the potential risk that the Danish Tax Matter poses to future earnings and liquidity. The decision to disclose the amount of the assessments, which the Company believes to be without merit, was made after careful consideration and consultation with its Audit Committee and Board of Directors as well as legal counsel. The Company notes that while few others make similar disclosures, the Company believes such disclosure is necessary to allow the users of the financial statement to fully understand the potential monetary risks associated with the Danish Tax Matter.

For the following reasons, the Company does not believe that disclosure of the amount of the liability for uncertain tax position specifically related to the Danish Tax Matter is appropriate. The Danish Tax Matter will take several years to resolve through the Danish court system. Over the next few years, the most significant risk the Danish Tax Matter presents for the Company centers on liquidity. While the Company believes the value of the ultimate settlement approximates its uncertain tax liability (inclusive of interest and penalties), there is a potential that SKAT may require the Company to post as a cash deposit or other form of security the entire amount of the tax assessment. The decision around a cash deposit has been deferred by SKAT until 2017 (as the Company discusses in the future liquidity section of its MD&A). The Company believes that disclosure of the uncertain tax liability may cause users of the financial statements to draw inappropriate conclusions regarding the matter and related risks as the uncertain tax liability is not necessarily correlated with the risk to liquidity over the intermediate time horizon. In that regard, the amount of the assessment claimed by SKAT is actually a better reference for the users of the financial statements regarding the potential risk to liquidity as this is the amount that SKAT may require the Company to post as a cash deposit. Further, the Danish Tax Matter is the only significant tax uncertainty that the Company discusses in the footnotes to its financial statements (as it is the only material position for discussion). Accordingly, when taken in context with the Company’s related disclosure of the aggregated amount of its liabilities for uncertain tax positions, the Company believes the users of the financial statements have the appropriate amount of information to assess the Company’s view of the potential exposure under the applicable accounting rules.

CONFIDENTIAL TREATMENT REQUESTED BY TEMPUR SEALY INTERNATIONAL, INC.

[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

The Company noted that disclosure of the amount of uncertain tax liabilities for individual tax positions within the footnotes to its financial statements is not required. In its consideration of the disclosure requirements for uncertain tax positions (codified within ASC 740), the FASB Board and staff considered what information is useful to users of financial statements. During the course of the project, a wide array of disclosure formats was considered, including separate disclosure of individual uncertain tax positions. Ultimately, after significant feedback during the public comment period, the FASB Board selected a tabular reconciliation of the aggregate amounts of unrecognized tax benefits at the beginning and end of the period. The FASB Board believed that the tabular reconciliation for aggregate uncertain tax positions (rather than individual uncertain tax positions) provided users with an appropriate level of information about significant and sensitive estimates and changes in those estimates. As noted in paragraph B64 of the original Interpretation, the FASB Board concluded that requiring disclosures at the aggregate level does not reveal information about individual tax positions yet it provides information that users indicated would be decision useful.

In evaluating the Company’s MD&A disclosures, the Company also considered the applicable rules governing MD&A contained within Regulation S-K (principally the applicable components of Rule 303 as it pertains to liquidity and the results of operations). As it relates to liquidity under paragraph (a)(1), registrants are required to “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” As disclosed under the heading “Future Liquidity Sources and Requirements” within MD&A included in the Company’s Quarterly Report on Form 10-Q for the interim period ended September 30, 2013, the Company’s disclosure around the potential for SKAT to require the Company to post a cash deposit in an amount up to the aggregate of the tax assessment was meant to comply with this requirement. Although SKAT’s decision around a cash deposit was deferred until 2017 as discussed in the disclosure, the Company believes this remains a significant risk. As it relates to the results of operations under paragraph (a)(3)(ii), the Company believes its uncertain tax liability represents the Company’s best estimate as to the impact the uncertainty associated with the Danish Tax Matter is reasonably expected to have to income from continuing operations. While risk of an adverse development in the Danish Tax Matter is a possibility as disclosed within the footnotes to the financial statements, the Company is not aware of any pending material event that will change the nature of the exposure over the next twelve months.

While the Company does not believe that disclosure of the uncertain tax liability for the Danish Tax Matter is warranted for the reasons articulated, it has considered the Staff’s comment in the context of the entirety of its disclosures around the Danish Tax Matter. In that regard, the Company believes supplemental disclosure in future filings, beginning with the Company’s Annual Report on Form 10-K for the period ending December 31, 2013, is appropriate with respect to (i) additional background information on the underlying issues and (ii) the significant assumptions employed by the Company in determining the amount of the uncertain tax liability.

CONFIDENTIAL TREATMENT REQUESTED BY TEMPUR SEALY INTERNATIONAL, INC.

[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

The Company will also disclose, in future quarterly reports on Form 10-Q, the aggregate amount of its uncertain tax liability so that users can more easily assess the Danish Tax Matter in context with the Company’s overall uncertain tax liabilities. An example of the supplemental disclosures follows, using the original disclosure included within the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2013 as the baseline, with additions underlined:

The Company has received income tax assessments from the Danish Tax Authority (“SKAT”) with respect to the tax years 2001 through 2007 relating to the royalty paid by one of Tempur Sealy International’s U.S. subsidiaries to a Danish subsidiary. The royalty is paid by the U.S. subsidiaries for the right to utilize certain intangible assets owned by the Danish subsidiary in the U.S. production processes. In its assessment, SKAT asserts that the amount of royalty rate paid by the U.S. subsidiaries to the Danish subsidiary is not reflective of an arms-length transaction. Accordingly, the tax assessment received from SKAT is based, in part, on a 20% royalty rate which is substantially higher than that historically used or deemed appropriate by the Company under arms length standards proscribed by the Organization of Economic Cooperation and Development. The 2007 income tax assessment was received in May 2013. The cumulative total tax assessment for all years is approximately $200.3 million including interest and penalties. The Company filed timely protests with the Danish National Tax Tribunal (the “Tribunal”) challenging the tax assessments. The National Tax Tribunal formally agreed to place the Danish tax litigation on hold pending the outcome of a Bilateral Advance Pricing Agreement (“Bilateral APA”) between the United States and SKAT. A Bilateral APA involves an agreement between the Internal Revenue Service (“IRS”) and the taxpayer, as well as a negotiated agreement with one or more foreign competent authorities under applicable income tax treaties. During the third quarter of 2008, the Company filed the Bilateral APA with the IRS and SKAT. U.S. and Danish competent authorities have met to discuss the Company’s Bilateral APA. SKAT and the IRS met several times since 2011, most recently in February 2013, to discuss the matter. At the conclusion of the February 2013 meeting the IRS and SKAT concluded that a mutually acceptable agreement on the matter could not be reached and, as a result, the Bilateral APA process was terminated. The Company now expects the Tribunal proceedings to be reconvened later in 2013. The Tribunal is a branch of SKAT that is independent of the discussions and negotiations that have taken place to date. If the Tribunal does not rule to the satisfaction of one or both parties, the party seeking redress may choose to litigate the issue in the Danish court system. In the quarter ended September 30, 2013, the Company was notified by SKAT that SKAT has granted a deferral to 2017 of the requirement to post a cash deposit or other form of security for the taxes that have been assessed for the period 2001 through 2007. The Company believes it has meritorious defenses to the proposed adjustments and will oppose the assessments before the Tribunal and in the Danish courts, as necessary. The impact of terminating the Bilateral APA program has been considered by the Company in its September 30, 2013 estimate of uncertain tax benefits.

CONFIDENTIAL TREATMENT REQUESTED BY TEMPUR SEALY INTERNATIONAL, INC.

[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

The Company maintains an uncertain tax liability associated with this matter, the amount of which is based on a royalty methodology and royalty rates that the Company considers to be reflective of market transactions. It is reasonably possible the amount of unrecognized tax benefits may change in the next twelve months. An estimate of the amount of such change cannot be made at this time. If the Company is not successful in defending its position before the Tribunal or in the Danish courts, the Company could be required to pay significant amounts to SKAT, which could impair or reduce its liquidity and profitability. During the three months ended September 30, 2013 the Company received correspondence from SKAT requesting information regarding the royalty for the years 2008 through 2011. The correspondence indicated that SKAT would be evaluating the royalty paid for each of the years under examination. The Company has responded to SKAT’s request for information. As of September 30, 2013 the Company has not been notified of any proposed adjustments with respect to any of the transactions discussed.

The aggregate amount of unrecognized tax benefits for all matters at September 30, 2013 and December 31, 2012 was $31.8 million and $12.9 million, respectively. The entire amount of unrecognized tax benefits would impact the effective rate if recognized. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense. The Company had approximately $11.6 million and $5.8 million of accrued interest and penalties at September 30, 2013 and December 31, 2012, respectively. The increase in unrecognized tax benefits is principally related to the Sealy Acquisition.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (859) 455-1221 or John R. Utzschneider of Bingham McCutchen LLP at (617) 951-8852.

Sincerely,

/s/ Dale E. Williams
Dale E. Williams

cc:	John R. Utzschneider (Bingham McCutchen LLP)